

July 15, 2011

Kaleil Isaza Tuzman
Chairman and Chief Executive Officer
KIT Digital, Inc.
168 Fifth Avenue, Suite 302
New York, New York 10010

  Re: KIT Digital, Inc.
    Form 10-K for the fiscal year ended December 31, 2010
    Filed March 17, 2011, as amended May 2, 2011

    Form 10-Q for the period ended March 31, 2011
    Filed May 10, 2011

    File No. 001-34437

Dear Mr. Tuzman:

  We have reviewed your response letter dated June 30, 2011 and your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 31

1. We note your response to comment one from our letter dated June 16, 2011. You state that you continued to evaluate the carrying value of your goodwill assigned to the Digital Media Solutions and Professional Services reporting units, and that the carrying value of goodwill was allocated to each of these reporting units on a relative fair value basis in

2010. It is not clear to us why you allocated goodwill to your reporting units on a relative fair value basis. The provisions of ASC 350-20-35-41 require that, for the purpose of testing goodwill for impairment, all goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date. Please tell us why you allocated goodwill to your reporting units on a relative fair value basis in 2010 and your basis for that conclusion.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

2. We note your response to comment six from our letter dated June 16, 2011. Please include the revised disclosures in your amended Form 10-K for the year ended December 31, 2010.

Note 2. Summary of Significant Accounting Policies, page F-9

Recent Accounting Pronouncements, page F-13

3. We note your response to comment eight from our letter dated June 16, 2011. Please include the revised disclosures in your amended Form 10-K for the year ended December 31, 2010.

Note 3. Acquisitions, page F-14

4. We note your response to comment nine from our letter dated June 16, 2011. Please include the revised disclosures in your amended Form 10-K for the year ended December 31, 2010.

Note 18. Segment Reporting, page F-35

5. We note your response to comment 13 from our letter dated June 16, 2011. You state that revenue from your Professional Services operating segment represented less than 5% of total revenue in 2010. We note from your disclosure on page 29 that you estimate approximately 70% to 75% of your current revenues are generated by VX platform-related fees, with the remainder directly related to professional services. It is not clear to us how you distinguish the operating segment, Professional Services, from the type of services provided. Please explain.

6. We note that you have begun to manage your business along three major geographical profit centers. Please tell us how you complied with the guidance found in ASC 280-10-50-34 to 36 in your Form 10-Q for the quarter ended March 31, 2011.

Form 10-K/A for the fiscal year ended December 31, 2010

Board Leadership Structure, page 7

7. We note your response to comment 15 from our letter dated June 16, 2011. Please include the revised disclosure in your amended Form 10-K for the year ended December 31, 2010.

Summary Compensation Table, page 10

8. We note your response to comment 16 from our letter dated June 16, 2011. Please include the revised disclosure in your amended Form 10-K for the year ended December 31, 2010.

Form 10-Q for the period ended March 31, 2011

Note 9. Acquisitions, page 11

9. We note your response to and reissue comment 17 from our letter dated June 16, 2011. It appears that your response relates to the disclosures required by ASC 805-10-50-2(h)(1). Rather, we asked for you to provide the disclosures required by ASC 805-10-50-2(h)(2), to disclose the revenue and earnings of the combined entity for the comparable prior reporting period as though the acquisition date for all business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. Your basis for excluding the required disclosures is not consistent with the meaning of impracticable as defined by ASC 250-10-45-9.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at (202) 551-3359, John Zitko, Attorney-Advisor, at (202) 551-3399, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Spencer Feldman, Esq.
        Greenberg Traurig, LLP